As filed with the Securities and Exchange Commission on April 1, 2004

Registration No. 333-56360

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

INSPIRE PHARMACEUTICALS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	04-3209022
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No. )

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(Address of Principal Executive Offices)

Amended and Restated 1995 Stock Plan, as amended

(Full Title of the Plan)

Gregory J. Mossinghoff, President and Secretary

Inspire Pharmaceuticals, Inc.

4222 Emperor Boulevard, Suite 200

Durham, North Carolina 27703-8466

(919) 941-9777

(Name and Address of Agent For Service)

Copies to:

Edward P. Bromley III, Esq.

Reed Smith LLP

136 Main Street - Suite 250

Princeton, New Jersey 08543-7839

(609) 987-0050

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common stock, $0.001 par value	(1)	(1)	(1)	(1)

(1)	No additional securities are being registered and registration fees were paid upon the filings of the original Registration Statement on Form S-8 and Post-Effective Amendment No. 1 with the Securities and Exchange Commission (Registration No. 333-56360) for the plan. Therefore, no further registration fee is required.

EXPLANATORY NOTE

The registrant previously filed a registration statement on Form S-8 with the Securities and Exchange Commission on February 28, 2001 (File No. 333-56360) in connection with the registration of 3,004,220 shares of common stock, par value $0.001 per share, of Inspire Pharmaceuticals, Inc. under its Amended and Restated 1995 Stock Plan, as amended. The registrant also filed a post effective amendment to the registration statement on December 23, 2002 to register an additional 3,000,000 shares of its common stock.

This Post-Effective Amendment No. 2 includes a reoffer prospectus pursuant to Instruction C of the General Instructions to Form S-8 and in accordance with the requirements of Part I of Form S-3 under the Securities Act of 1933, as amended. This reoffer prospectus may be used for reoffers or resales, made on a delayed or continuous basis, as provided by Rule 415, of shares of our common stock that have been issued or will be issued to certain named executive officers and directors under our stock option plan.

This registration statement contains two parts. The first part contains a resale prospectus prepared in accordance with Instruction C of the General Instructions to Form S-8 which covers the reoffer and resale of shares of the common stock issued or to be issued pursuant to the plan. The second part contains information required to be included in Part II of a post-effective amendment to registration statement on Form S-8. In accord with the Note to Part I of the Form S-8, information regarding the plan will be delivered to each participant in the plan and does not need to be filed with the Securities and Exchange Commission.

REOFFER PROSPECTUS

2,220,515 Shares of Common Stock

Inspire Pharmaceuticals, Inc.

The shares of common stock of Inspire Pharmaceuticals, Inc. (“Inspire”) covered by this reoffer prospectus, may be offered and sold to the public by certain selling security holders of Inspire. The selling security holders have acquired the shares through their exercise of stock options granted to them under Inspire’s Amended and Restated 1995 Stock Plan, as amended.

Our common stock is quoted on the Nasdaq National Market under the symbol “ISPH.” On March 25, 2004, the closing price of a share of our common stock on the Nasdaq National Market was $11.60 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this reoffer prospectus is March 30, 2004.

The mailing address and telephone number of our principal executive offices is 4222 Emperor Boulevard, Suite 200, Durham, North Carolina, 22703-8466 and (919) 941-9777.

You should rely only on the information contained in this reoffer prospectus or any supplement. We have not authorized anyone to provide you with information different from that which is contained in or incorporated by reference to this reoffer prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this reoffer prospectus is accurate only as of the date of this reoffer prospectus, regardless of the time of delivery of this reoffer prospectus or of any sale of the common stock.

FORWARD LOOKING INFORMATION

This reoffer prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to the “safe harbor” created by those sections. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “believe,” “expect,” “future” and “intend” and similar expressions to identify forward-looking statements. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements, including, without limitation, the risk factors listed below and other factors presented throughout this reoffer prospectus and any other documents filed by us with the Securities and Exchange Commission.

INSPIRE PHARMACEUTICALS, INC.

Below is an overview of Inspire Pharmaceuticals, Inc. This overview does not contain all of the information that we have included in this reoffer prospectus or that is incorporated by reference in this reoffer prospectus. You should read the following overview along with the more detailed information included herein or incorporated by reference in this reoffer prospectus, including risk factors regarding our business.

We are a biopharmaceutical company dedicated to discovering, developing and commercializing prescription products in disease areas with significant commercial markets and unmet medical needs. Our primary focus is in the ophthalmic and respiratory therapeutic areas where we have significant expertise. Our ophthalmic products and product candidates are concentrated in the allergic conjunctivitis, dry eye disease and retinal disease indications. We are working on respiratory product candidates for the treatment of cystic fibrosis and upper respiratory disorders. Our portfolio of products and product candidates include:

PRODUCTS AND PRODUCT CANDIDATES	COLLABORATIVE PARTNER	INDICATION	CURRENT STATUS
PRODUCTS

Elestat™	Allergan	Allergic conjunctivitis	Approved by the FDA October 2003

Restasis®	Allergan	Dry eye disease	Approved by the FDA December 2002

HIGHER PRIORITY PRODUCT CANDIDATES
diquafosol tetrasodium (INS365)	Allergan and Santen Pharmaceutical	Dry eye disease	NDA filed, Approvable letter received December 2003, Confirmatory Phase III planned

INS37217 Respiratory (denufosol tetrasodium)	Cystic Fibrosis Foundation Therapeutics	Cystic fibrosis	Phase II

INS37217 Ophthalmic (denufosol tetrasodium)	None	Retinal disease	Phase II

INS50589 Cardiovascular	None	Cardiovascular diseases	Preclinical

LOWER PRIORITY PRODUCT CANDIDATES
INS37217 Intranasal (denufosol tetrasodium)	None	Upper respiratory disorders	Phase II

INS316 Diagnostic (uridine 5’-triphosphate)	Kirin Brewery, Pharmaceutical Division	Lung cancer diagnostic	Phase III

We have acquired the rights to market Elestat™ and Restasis® in the United States under co-promotion agreements with Allergan, Inc., or Allergan, and we receive royalty payments based upon net sales of these products. We have five product candidates in various stages of clinical development and one product candidate identified in preclinical development for which we expect to file an Investigational New Drug Application, or IND. Our product candidates in clinical trials are based on proprietary technology relating to specific receptors known as P2 receptors. Our lead product candidates are P2Y receptor agonists that target ophthalmology, respiratory conditions and other diseases where current treatments are not adequate. We have begun to apply our expertise to other applications of P2 receptor subtypes as well as advancing several non-P2Y programs.

We were incorporated in October 1993 and commenced operations in March 1995 following our first substantial financing and licensing of the initial technology from The University of North Carolina at Chapel Hill, or UNC. Since that time, we have been engaged in the discovery and development of novel pharmaceutical products, and more recently, in the co-promotion of products. We are located in Durham, North Carolina, adjacent to the Research Triangle Park.

RISK FACTORS

An investment in the shares of our common stock involves a substantial risk of loss. You should carefully read this entire reoffer prospectus and should give particular attention to the following risk factors. You should recognize that other significant risks may arise in the future, which we cannot foresee at this time. Also, the risks that we now foresee might affect us to a greater or different degree than expected. There are a number of important factors that could cause our actual results to differ materially from those indicated by any forward-looking statements in this document. These factors include, without limitation, the risk factors listed below and other factors presented throughout this document and any other documents filed by us with the Securities and Exchange Commission.

If our products are not safe or we are not able to demonstrate efficacy, we will be unable to obtain U.S. Food and Drug Administration, or FDA, or foreign regulatory approval and will not be able to sell those products.

To achieve profitable operations, we must, alone or with others, successfully identify, develop, introduce and market proprietary products. We have not received marketing approval for any of our products, although we are co-promoting two products with Allergan, and have one product candidate, diquafosol for dry eye disease, under review by the FDA for commercial approval. Although our New Drug Application, or NDA, has been accepted and we have received an approvable letter for diquafosol, the FDA has informed us that an additional clinical study must be conducted to replicate the efficacy that was demonstrated by an earlier clinical trial. There is no guarantee that an additional clinical trial will be successful or that the FDA will approve diquafosol and allow us to begin selling it in the United States. Even if we do receive FDA approval for diquafosol, we and Allergan may not be able to successfully commercialize diquafosol in the United States. We have not applied for marketing approval of diquafosol in any other jurisdiction.

With the exception of our five product candidates in clinical trials, diquafosol, INS37217 Respiratory, INS37217 Ophthalmic, INS37217 Intranasal and INS316 Diagnostic, all of our remaining product candidates are in research or preclinical development. A substantial amount of work will be required to advance these candidates to clinical testing. We will have to conduct significant additional development activities and non-clinical and clinical tests, and obtain regulatory approval before our product candidates can be commercialized. Product candidates that may appear to be promising at early stages of development may not successfully reach the market for a number of reasons. The results of preclinical and initial clinical testing of our products under development may not necessarily indicate the results that will be obtained from later or more extensive testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials, even after obtaining promising results in earlier trials, as was the case with our INS37217 Intranasal program. Our ongoing clinical studies might be delayed or halted for various reasons, including:

•	The drug is not effective, or physicians think that the drug is not effective;

•	The drug effect is not statistically significant compared to placebo;

•	Patients experience severe side effects during treatment;

•	Patients die during the clinical study because their disease is too advanced or because they experience medical problems that may or may not relate to the drug being studied;

•	Patients do not enroll in the studies at the rate we expect;

•	We decide to modify the drug during testing; or

•	We allocate limited financial and other resources to other clinical programs.

The introduction of our products in foreign markets will subject us to foreign regulatory clearances, the receipt of which may be unpredictable and uncertain, and which may impose substantial additional costs and burdens which we or our partners in such foreign markets may be unwilling or unable to pay. As with the FDA, foreign regulatory authorities must be satisfied that adequate evidence of safety, quality, and efficacy of the product has been presented before marketing authorization is granted. The foreign regulatory approval process includes all of the risks associated with obtaining FDA marketing approval. Approval by the FDA does not ensure approval by other regulatory authorities.

Failure to successfully market and commercialize Restasis® and Elestat™ will limit our revenues.

Allergan launched Restasis® in the United States in April 2003. Although we are entitled to receive royalty payments from Allergan on the sales of Restasis® beginning in April 2004, Allergan is primarily responsible for marketing and commercializing Restasis®. Our agreement with Allergan provides, and we have exercised, the right to co-promote Restasis® in the United States. In February 2004, we launched Elestat™ in the United States. Our agreement with Allergan provides that we will have the primary responsibility for selling, promotional and marketing activities related to Elestat™ in the United States. We are required to pay the costs in relation to such activities.

Until our launch of Elestat™ and co-promotion of Restasis®, we had never been involved in the promotion or co-promotion of a product. The commercial success of both Restasis® and Elestat™ will largely depend on the acceptance by eye care professionals, allergists and patients, the launch into other major pharmaceutical markets, ongoing promotional activities, a knowledgeable sales force and adequate market penetration.

Failure to adequately control compliance with all applicable regulations may adversely affect our business.

There are extensive state, federal and foreign regulations applicable to public pharmaceutical companies engaged in the discovery, development and commercialization of medicinal products. There are laws that govern areas including financial controls, testing, manufacturing, labeling, safety, packaging, shipping, distribution and promotion of pharmaceuticals. We have implemented corporate quality, ethics and compliance programs, however we cannot guarantee against all possible transgressions. The potential ramifications are far-reaching if there are areas identified as out of compliance by regulatory agencies including, but not limited to, significant financial penalties, manufacturing and clinical trial consent decrees, commercialization restrictions or other restrictions and litigation.

Failure to adequately market and commercialize diquafosol, if approved by the FDA, will limit our revenues.

Although we plan to co-promote our diquafosol product candidate in the event we receive approval from the FDA, Allergan is primarily responsible for marketing diquafosol in the United States and other major, ex-Asia, pharmaceutical markets in the event the FDA, or foreign regulatory authorities, approves such product candidate. If approved by the FDA and other applicable regulatory authorities, the commercial success of diquafosol will largely depend on the scope of the launch into the United States and other major pharmaceutical markets, acceptance by patients and eye care professionals and allergists, ongoing promotional activities, a knowledgeable sales force and adequate market penetration. If diquafosol is not successfully commercialized, our revenues will be adversely affected.

We cannot sell Restasis®, Elestat™ or any of our product candidates if we do not obtain and maintain governmental approvals.

Pharmaceutical companies are subject to heavy regulation by a number of national, state and local agencies, including the FDA. Failure to comply with applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals of products, product recalls, delays in product distribution, marketing and sale, and civil or criminal sanctions.

The manufacturing and marketing of drugs, including our products, are subject to continuing FDA and foreign regulatory review, and later discovery of previously unknown problems with a product, manufacturing process or facility may result in restrictions, including withdrawal of the product from the market. The FDA is permitted to revisit and change its prior determinations and it may change its position with regard to the safety or effectiveness of our products. The FDA is authorized to impose post-marketing requirements such as:

•	testing and surveillance to monitor the product and its continued compliance with regulatory requirements;

•	submitting products for inspection and, if any inspection reveals that the product is not in compliance, the prohibition of the sale of all products from the same lot;

•	suspending manufacturing;

•	recalling products; and

•	withdrawing marketing approval.

Even before any formal regulatory action, we, or our collaborative partners, could voluntarily decide to cease distribution and sale or recall any of our products if concerns about safety or effectiveness develop.

In its regulation of advertising, the FDA from time to time issues correspondence to pharmaceutical companies alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA has the power to impose a wide array of sanctions on companies for such advertising practices, and if we were to receive correspondence from the FDA alleging these practices we might be required to:

•	incur substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA’s requirements;

•	change our methods of marketing and selling products;

•	take FDA-mandated corrective action, which could include placing advertisements or sending letters to physicians rescinding previous advertisements or promotion; or

•	disrupt the distribution of products and stop sales until we are in compliance with the FDA’s position.

In recent years, various legislative proposals have been offered in Congress and in some state legislatures that include major changes in the health care system. These proposals have included price or patient reimbursement constraints on medicines and restrictions on access to certain products. We cannot predict the outcome of such initiatives, and it is difficult to predict the future impact of the broad and expanding legislative and regulatory requirements affecting us.

If Elestat™ and, to a lesser extent, Restasis® do not gain and sustain market acceptance, our revenues may not be predictable and may not cover our operating expenses.

Our future revenues will depend, in part, upon eye care professionals, allergists and patient acceptance of Elestat™ and, to a lesser extent, Restasis®. Factors that could affect the acceptance of Elestat™ and Restasis® include:

•	Satisfaction with existing alternative therapies;

•	Regulatory approval in other jurisdictions;

•	Perceived efficacy relative to other available therapies;

•	Effectiveness of our sales and marketing efforts;

•	Effectiveness of Allergan’s sales and marketing efforts;

•	Cost of treatment;

•	Pricing and availability of alternative products;

•	Shifts in the medical community to new treatment paradigms or standards of care;

•	Relative convenience and ease of administration; and

•	Prevalence and severity of adverse side effects.

We cannot predict the potential long-term patient acceptance of, or the effects of competition and managed health care on, sales of either product.

Because our clinical candidates utilize a new mechanism of action and in some cases there are no regulatory precedents, designing clinical trials and obtaining regulatory approval may be difficult, expensive and prolonged, which would delay any marketing of our products.

To complete successful clinical trials, our candidates must meet the criteria for clinical approval, or endpoints, which we establish in the clinical study. Generally, we will establish these endpoints in consultation with the FDA, following its clinical trial design guidelines on the efficacy, safety and tolerability measures required for approval of products. However, since our product candidates are based on our novel receptor technology, and some of the diseases we are researching do not have products that have been approved by the FDA, the FDA may not have established guidelines for the design of our clinical trials and may take longer than average to consider our products for approval. The FDA could change its view on clinical trial design and establishment of appropriate standards for efficacy, safety and tolerability and require a change in study design, additional data or even further clinical trials before granting approval of our product candidates. We could encounter delays and increased expenses in our clinical trials if the FDA determines that the endpoints established for a clinical trial do not predict a clinical benefit. To the best of our knowledge, no P2Y2 products have received marketing approval from the FDA.

After initial regulatory approval, the FDA continues to review a marketed product and its manufacturer. They may require us or our partners to conduct long-term safety studies after approval. Discovery of previously unknown problems through adverse event reporting may result in restrictions on the product, including withdrawal from the market. Additionally, we and our officers and directors could be subject to civil and criminal penalties.

Projected development costs are difficult to estimate and may change frequently prior to regulatory approval.

While all new compounds require standard regulated phases of testing, the actual type and scope of testing can vary significantly among different product candidates which may result in significant disparities in total costs required to complete the respective development programs.

The number and type of studies that may be required by the FDA for a particular compound are based on the compound’s clinical profile compared to existing therapies for the targeted patient population. Factors that affect the costs of a clinical trial include:

•	The number of patients required to participate in clinical trials to demonstrate statistical significance for a drug’s safety and efficacy;

•	The time required to enroll the targeted number of patients in clinical trials, which may vary depending on the size and availability of the targeted patient population and the perceived benefit to the study participants; and

•	The number of and type of required laboratory tests supporting clinical trials.

Other activities required before submitting a NDA include regulatory preparation for submission, biostatistical analyses, scale-up synthesis, and validation of commercial product. In addition, prior to product launch, production of a certain amount of commercial grade drug product inventory meeting FDA current good manufacturing practice standards is required.

Also, ongoing development programs and associated costs are subject to frequent, significant and unpredictable changes due to a number of factors, including:

•	Data collected in preclinical or clinical studies may prompt significant changes or enhancements to an ongoing development program;

•	The FDA may direct the sponsor to change or enhance its ongoing development program based on developments in the testing of similar compounds or related compounds;

•	Unexpected regulatory requirements or interim reviews by regulatory agencies may cause delays or changes to development programs; and

•	Anticipated manufacturing costs may change significantly due to required changes in manufacturing processes, variances from anticipated manufacturing process yields or changes in the cost and/or availability of starting materials.

If we are not able to obtain sufficient additional funding to meet our expanding capital requirements, we may be forced to reduce or eliminate research programs and product development.

We have used substantial amounts of cash to fund our research and development activities. Our operating expenses exceeded $37.4 million in the fiscal year ended December 31, 2003, $30.3 million in the fiscal year ended December 31, 2002, and $34.0 million in the fiscal year ended December 31, 2001. We anticipate that our operating expenses in 2004 will increase from our 2003 operating expenses to provide for a new clinical trial for diquafosol and greater commercial activities. Our cash, cash equivalents and investments totaled approximately $75.2 million on December 31, 2003. We expect that our capital and operating expenditures will continue to exceed our revenue over the next several years as we conduct our research and development activities, address possible difficulties with clinical studies and undertake commercial sales. Many factors will influence our future capital needs. These factors include:

•	The progress of our research programs;

•	The number and breadth of these research and development programs;

•	The size and scope of our marketing programs;

•	Our ability to attract collaborators for our products and establish and maintain those relationships;

•	Achievement of milestones under our existing collaborations with Allergan, Santen Pharmaceutical Co., Ltd., or Santen, and Kirin Brewery Co., Ltd., or Kirin, and any future collaborative programs;

•	Progress by our collaborators;

•	The level of activities relating to commercialization of our products;

•	Competing technological and market developments;

•	The costs involved in enforcing patent claims and other intellectual property rights; and

•	The costs and timing of regulatory approvals.

We are relying on the Cystic Fibrosis Foundation Therapeutics, Inc. to fund the majority of the external costs of our Phase II trial for the treatment of cystic fibrosis. In addition, our capital requirements will depend upon:

•	The receipt of royalty payments from Allergan on sales of Elestat™ and Restasis®;

•	The receipt of milestone payments from collaborative agreements;

•	Our ability to obtain approval from the FDA for our first product candidate, diquafosol;

•	Upon any such approval, our ability together with the ability of our marketing partner, Allergan, to generate sufficient sales of diquafosol; and

•	Future potential royalties from Santen and Kirin and payments from future collaborators.

In the event that we do not receive timely regulatory approvals, we may need substantial additional funds to fully develop, manufacture, market and sell all of our other potential products and support our co-promotion efforts. We may seek such additional funding through public or private equity offerings and debt financings. Additional financing may not be available when needed. If available, such financing may not be on terms favorable to us or our stockholders. Stockholders’ ownership will be diluted if we raise additional capital by issuing equity securities. If we raise funds through collaborations and licensing arrangements, we may have to give up rights to our technologies or product candidates which are involved in these future collaborations and arrangements or grant licenses on unfavorable terms. If adequate funds are not available, we would have to scale back or terminate research programs and product development and we may not be able to successfully commercialize any product candidate.

Clinical trials may take longer to complete and cost more than we expect, which would adversely affect our ability to commercialize product candidates and achieve profitability.

Clinical trials are lengthy and expensive. They require adequate supplies of drug product and sufficient patient enrollment. Patient enrollment is a function of many factors, including:

•	The size of the patient population;

•	The nature of the protocol;

•	The proximity of patients to clinical sites;

•	The eligibility criteria for the clinical trial; and

•	The perceived benefit of participating in a clinical trial.

Delays in patient enrollment can result in increased costs and longer development times. Although we started our Phase III clinical trial for INS316 Diagnostic in May 2001, as a result of very slow enrollment, we curtailed enrollment to approximately 700 patients, instead of a previously expected enrollment of at least 800 patients. Following completion of the trial we will analyze the data, but it is unlikely that we will progress the INS316 Diagnostic program beyond the trial. Even if we successfully complete clinical trials, we may not be able to submit any required regulatory submissions in a timely manner and we may not receive regulatory approval for the product candidate. In addition, if the FDA or foreign regulatory authorities require additional clinical trials we could face increased costs and significant development delays.

We intend to initiate a new study for diquafosol; however, we must first complete the design of the study protocol in consultation with the FDA to ensure the study design is acceptable.

We conduct clinical trials in different countries around the world and are subject to the risks and uncertainties of doing business internationally. Disruptions in communication and transportation, changes in governmental policies, civil unrest and currency exchange rates may affect the time and costs required to complete clinical trials in other countries.

Changes in regulatory policy or new regulations could also result in delays or rejection of our applications for approval of our product candidates. Product candidates designed as “fast track” products by the FDA may not continue to qualify for expedited review. Even if some of our product candidates receive “fast track” designation, the FDA may not approve them at all or any sooner than other product candidates that do not qualify for expedited review.

Our common stock price has been highly volatile and your investment in our stock may decline in value.

The market price of our common stock has been highly volatile. These fluctuations create a greater risk of capital losses for our stockholders as compared to less volatile stocks. Factors that have caused volatility and could cause additional volatility in the market price of our common stock include among others:

•	Announcements regarding our NDA or foreign regulatory equivalent submissions;

•	Announcements made by us concerning results of our clinical trials with diquafosol, INS37217 Respiratory, INS37217 Ophthalmic, INS37217 Intranasal, INS316 Diagnostic and any other product candidates;

•	Market acceptance and market share of products we co-promote;

•	Volatility in other securities including pharmaceutical and biotechnology securities;

•	Changes in government regulations;

•	Regulatory actions;

•	Changes in the development priorities of our collaborators that result in changes to, or termination of, our agreements with such collaborators, including our agreements with Allergan, Santen and Kirin;

•	Developments concerning proprietary rights including patents by us or our competitors;

•	Variations in our operating results;

•	Terrorist attacks;

•	Military actions; and

•	Litigation.

Extreme price and volume fluctuations occur in the stock market from time to time that can particularly affect the prices of biotechnology companies. These extreme fluctuations are sometimes unrelated to the actual performance of the affected companies.

If we continue to incur operating losses for a period longer than anticipated, or in an amount greater than anticipated, we may be unable to continue our operations.

We have experienced significant losses since inception. We incurred net losses of $31.4 million for the year ended December 31, 2003, $24.7 million for the year ended December 31, 2002, and $23.1 million for the year ended December 31, 2001. As of December 31, 2003, our accumulated deficit was approximately $127.1 million. We expect to incur additional significant operating losses over the next several years and expect that cumulative losses may increase in the near-term due to expanded research and development efforts, preclinical studies, clinical trials and commercialization efforts. We expect that losses will fluctuate from quarter to quarter and that such fluctuations may be substantial. Such fluctuations will be affected by the following:

•	Timing of regulatory approvals and commercial sales of our product candidates and any co-promotion products;

•	The level of patient demand for our products and any licensed products;

•	Timing of payments to and from licensors and corporate partners;

•	Timing of investments in new technologies and commercial capability; and

•	Commercialization activities to support co-promotion efforts.

To achieve and sustain profitable operations, we must, alone or with others, develop successfully, obtain regulatory approval for, manufacture, introduce, market and sell our products. The time frame necessary to achieve market success is long and uncertain. We do not expect to generate revenues from sales of our products or any licensed products until the first quarter of 2004. We may not generate sufficient product revenues to become profitable or to sustain profitability. If the time required to achieve profitability is longer than we anticipate, we may not be able to continue our business.

If we fail to reach milestones or to make annual minimum payments or otherwise breach our obligations, UNC may terminate our agreements with them.

Our INS316 Diagnostic clinical development program depends on two exclusive licenses and one non-exclusive license from UNC. We also hold licenses for INS365 for respiratory diseases and a P2Y12 receptor program for a cardiovascular indication. If we fail to meet performance milestones relating to the timing of regulatory filings or pay the minimum annual payments under our respective UNC licenses, UNC may terminate the applicable license. The termination of one or more of these license agreements will prohibit us from completing the development of INS316 Diagnostic and adversely affect any programs in our pipeline based on the technology licensed from UNC. In addition, if UNC were to re-license some or all of the technologies currently covered by our licenses, competitors could develop products that compete with ours.

In addition, it may be necessary in the future for us to obtain additional licenses from UNC or other third parties to develop future commercial opportunities or to avoid infringement of third party patents. We do not know the terms on which such licenses may be available, if at all.

Reliance on a single party to manufacture and supply either finished product or the bulk active pharmaceutical ingredients, or APIs, for a product or product candidates could adversely affect us.

Under our agreements with Allergan, Allergan is responsible for the manufacture and supply of Elestat™ and Restasis®. We understand that in each case Allergan relies upon an arrangement with a single third party for the manufacture and supply of APIs and then Allergan completes the manufacturing process to yield finished product. In the event such third party was unable to supply Allergan, or Allergan was unable to complete the manufacturing cycle, sales of the product could be adversely impacted, which would result in a reduction in any royalties received under our agreements with Allergan.

In addition, we have relied upon supply agreements with third parties for the manufacture and supply of the bulk APIs of our product candidates for purposes of preclinical testing and clinical trials. While we have used several different suppliers for INS316 Diagnostic, we currently rely on Yamasa Corporation for its production.

We presently also depend upon Yamasa as the sole manufacturer of our supply of APIs for our other product candidates and intend to contract with Yamasa, as necessary, for commercial scale manufacturing of our products where we are responsible for such activities. In the case of diquafosol, Allergan will purchase commercial quantities of bulk APIs from Yamasa. Although we have identified alternate sources for these supplies, it would be time consuming and costly to qualify these sources. Under our current agreements, either Yamasa or we may terminate our supply arrangement, without cause, by giving 180 days prior notice. If Yamasa were to terminate our arrangement or fail to meet our supply needs we might be forced to delay our development programs and/or be unable to supply products to the market which could delay or reduce revenues and result in loss of market share.

If we are unable to contract with third parties for the synthesis of APIs required for preclinical testing, for the manufacture of drug products for clinical trials, or for the large-scale manufacture of any approved products, we may be unable to develop or commercialize our drug products.

We have no experience or capabilities to conduct the large-scale manufacture of any of our drug substance candidates and no capabilities to manufacture any pharmaceutical drug products. We do not currently expect to engage directly in the manufacturing of drug substance or drug products, but instead intend to contract with third parties to accomplish these tasks. With the exception of Santen, for which we are required to supply bulk active pharmaceutical ingredient, all of our partners are responsible for making their own arrangements for the manufacture of drug products, including arranging for the manufacture of bulk active pharmaceutical ingredient. Our dependence upon third parties for the manufacture of both drug substance and finished drug products that remain unpartnered may adversely affect our ability to develop and deliver such products on a timely and competitive basis. Similarly, our dependence on our partners to arrange for their own supplies of finished drug products may adversely affect our revenues. If we, or our partners, are unable to engage or retain third party manufacturers on commercially acceptable terms, our products may not be commercialized as planned. Our strategy of relying on third parties for manufacturing capabilities presents the following risks:

•	The manufacturing processes for most of our active pharmaceutical ingredients have not been validated at the scale required for commercial sales;

•	Delays in scale-up to commercial quantities and any change at the site of manufacture could delay clinical studies, regulatory submissions and ultimately the commercialization of our products;

•	Manufacturers of our products are subject to the FDA’s current good manufacturing practices regulations, and similar foreign standards that apply, and we do not necessarily have full control over compliance with these regulations by third party manufacturers;

•	If we need to change manufacturers, the FDA and comparable foreign regulators would require new testing and compliance inspections and the new manufacturers would have to be educated in the processes necessary for the production of our product candidates;

•	Without satisfactory long-term agreements with manufacturers, we will not be able to develop or commercialize our product candidates as planned or at all;

•	We may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our product candidates; and

•	If we are unable to engage or retain an acceptable third party manufacturer for any of our product candidates, we would either have to develop our own manufacturing capabilities or delay the development of such product candidate.

Our dependence on collaborative relationships may lead to delays in product development, lost revenues and disputes over rights to technology.

Our business strategy depends to some extent upon the formation of research collaborations, licensing and/or marketing arrangements. We currently have development collaborations with Santen and Kirin and development and commercialization collaborations with Allergan. The termination of any collaboration may lead to delays in product development and disputes over technology rights and may reduce our ability to enter into collaborations with other potential partners. Kirin has the right to terminate our license agreement, without cause, by giving us 180 days prior notice or, if we breach the agreement, Kirin may terminate immediately, if we fail to: (i) cure the breach, within 60 days of notice of the breach; or (ii) if such breach cannot be cured within 60 days, commence diligent efforts to cure the breach. Allergan and Santen may immediately terminate their agreements with us if we breach the applicable agreement and fail to cure the breach within sixty (60) days of being notified of such breach. If we materially breach our co-promotion agreement with Allergan for Elestat™, Allergan has the right to terminate the agreement upon ninety (90) days written notice if we fail to cure the breach within that ninety (90) day period. If we do not maintain the Allergan, Santen or Kirin collaborations, or establish additional research and development collaborations or licensing arrangements, it will be difficult to develop and commercialize products using our technology. Any future collaborations or licensing arrangements may not be on terms favorable to us.

Our current or any future collaborations or licensing arrangements ultimately may not be successful. Under our current strategy, and for the foreseeable future, we do not expect to develop or market products on our own in all global markets. As a result, we will continue to depend on collaborators and contractors for the preclinical study and clinical development of therapeutic products and for manufacturing and marketing of products which result from our technology. Our agreements with collaborators typically allow them some discretion in electing whether to pursue such activities. If any collaborator were to breach or terminate its agreement with us or otherwise fail to conduct collaborative activities in a timely and successful manner, the preclinical or clinical development or commercialization of product candidates or research programs would be delayed or terminated. Any delay or termination in clinical development or commercialization would delay or eliminate potential product revenues relating to our research programs.

Disputes may arise in the future over the ownership of rights to any technology developed with collaborators. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative development or commercialization of therapeutic or diagnostic products. Such disagreement could also result in litigation or require arbitration to resolve.

We may not be able to successfully compete with other biotechnology companies and established pharmaceutical companies.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. Our competitors in the United States and elsewhere are numerous and include, among others, major multinational pharmaceutical and chemical companies, specialized biotechnology firms and universities and other research institutions. These competitors include Alcon, AstraZeneca, Aventis, Boehringer Ingelheim, Chiron, Genentech, GlaxoSmithKline, Millennium Pharmaceuticals, Novartis, Pfizer and Schering-Plough. Most of these competitors have greater financial and other resources than we or our collaborative partners, including larger research and development staffs and more experienced marketing and manufacturing organizations.

In addition, most of our competitors have greater experience than we do in conducting preclinical and clinical trials and obtaining FDA and other regulatory approvals. Accordingly, our competitors may succeed in obtaining FDA or other regulatory approvals for product candidates more rapidly than we do. Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sale of their drugs before we do may achieve a significant competitive advantage, including patent and FDA marketing exclusivity rights that would delay our ability to market products. Drugs resulting from our research and development efforts, or from our joint efforts with our collaborative partners, may not compete successfully with competitors’ existing products or products under development.

Acquisitions of competing companies and potential competitors by large pharmaceutical companies or others could enhance financial, marketing and other resources available to such competitors. Academic and government institutions have become increasingly aware of the commercial value of their research findings and are more likely to enter into exclusive licensing agreements with commercial enterprises to market commercial products. Many of our competitors have far greater resources than we do and may be better able to afford larger license fees and milestones attractive to those institutions. Our competitors may also develop technologies and drugs that are safer, more effective, or less costly than any we are developing or which would render our technology and future drugs obsolete and non-competitive. Current products marketed to treat cystic fibrosis include Pulmozyme® and TOBI®. Primary treatments for dry eye disease currently involve over-the-counter artificial tear replacement drops, punctual plugs and Restasis®. Current treatments for allergic conjunctivitis include antihistamines such as Patanol®, Zaditor® and Optivar®, as well as mast cell stabilizers. Current treatments for colds, allergic rhinitis and rhinosinusitis include antihistamines, antibiotics, decongestants and anti-inflammatory steroids, such as Flonase® and Nasonex®. In addition, alternative approaches to treating diseases which we have targeted, such as gene therapy, may make our product candidates obsolete.

We will rely substantially on third parties to market, distribute and sell our products and those third parties may not perform.

We have developed a commercialization organization to co-promote Elestat™ and Restasis®, but we are dependent on Allergan, or other experienced third parties, to perform or assist us in the marketing, distribution or sale of these products and our product candidates. In addition, we may not identify acceptable partners or enter into favorable agreements with them for our other product candidates. If third parties do not successfully carry out their contractual duties, meet expected sales goals, maximize the commercial potential of our products, we may be required to hire or expand our own staff and sales force. If Allergan, or other third parties do not perform, or assist us in performing, these functions, it could have an adverse effect on our operations.

We have had limited experience in sales, marketing or distribution of products.

We have recently established a sales force to market and distribute Elestat™, Restasis® and other potential products. Although the members of our sales force have had experience in sales with other companies, we have never had a sales force and may undergo difficulties maintaining the sales force. We have incurred substantial expenses in establishing the sales force, including substantial additional expenses for the training and management of personnel, and the infrastructure to enable the sales force to be effective. We expect to continue to incur substantial expenses in the future. The costs of maintaining our sales force may exceed our product revenues. We compete with many companies that currently have extensive and well-funded marketing and sales operations. Many of these competing companies have had substantially more experience in, and financial resources for sales, marketing and distribution. Our selling and marketing efforts may be unsuccessful.

Failure to hire and retain key personnel may hinder our product development programs and our business efforts.

We depend on the principal members of management and scientific staff, including Christy L. Shaffer, Ph.D., our Chief Executive Officer and a director, and Gregory J. Mossinghoff, our President and a director. If either of these people leaves us, we may have difficulty conducting our operations. We have not entered into agreements with either of the above officers or any other members of our management and scientific staff that bind them to a specific period of employment. Our future success also will depend in part on our ability to attract, hire and retain additional personnel skilled or experienced in the pharmaceutical industry. There is intense competition for such qualified personnel. We may not be able to continue to attract and retain such personnel.

If our patent protection is inadequate, the development and any possible sales of our product candidates could suffer or competitors could force our products completely out of the market.

Our business and competitive position depends on our ability to continue to develop and protect our products and processes, proprietary methods and technology. Except for patent claims covering new chemical compounds, most of our patents are use patents containing claims covering methods of treating disorders and diseases by administering therapeutic chemical compounds. Use patents, while providing adequate protection for commercial efforts in the United States, may afford a lesser degree of protection in other countries due to their patent laws. Besides our use patents, we have patents covering pharmaceutical formulations and patent applications covering processes for large-scale manufacturing. Many of the chemical compounds included in the claims of our use patents, formulation patents and process applications were known in the scientific community prior to our formation. None of our composition of matter patents to the compounds themselves cover these previously known chemical compounds, which are in the public domain. As a result, competitors may be able to commercialize products that use the same chemical compounds used by us for the treatment of disorders and diseases not covered by our use patents. In such a case, physicians, pharmacies and wholesalers could possibly substitute these products for our products. Such substitution would reduce our revenues.

If we must defend a patent suit, or if we choose to initiate a suit to have a third party patent declared invalid, we may need to make considerable expenditures of money and management time in litigation. We believe that there is significant litigation in the pharmaceutical and biotechnology industry regarding patent and other intellectual property rights. A patent does not provide the patent holder with freedom to operate in a way that infringes the patent rights of others. While we are not aware of any patent that we are infringing, nor have we been accused of infringement by any other party, other companies currently have, or may acquire, patent rights which we might be accused of infringing. A judgment against us in a patent infringement action could cause us to pay monetary damages, require us to obtain licenses, or prevent us from manufacturing or marketing the affected products. In addition, we may need to initiate litigation to enforce our proprietary rights against others. Should we choose to do this, as with the above, we may need to make considerable expenditures of money and management time in litigation. Further, we may have to participate in interference proceedings in the United States Patent and Trademark Office, or USPTO, to determine the priority of invention of any of our technologies.

Our ability to develop sufficient patent rights in our pharmaceutical, biopharmaceutical and biotechnology products to support commercialization efforts is uncertain and involves complex legal and factual questions. For instance, while the USPTO has recently issued guidelines addressing the requirements for demonstrating utility for biotechnology inventions, USPTO examiners may not follow these guidelines in examining our patent applications. If we have to appeal a decision to the USPTO’s Appeals Board for a final determination of patentability we could incur substantial legal fees.

Because we rely upon trade secrets and agreements to protect some of our intellectual property, there is a risk that unauthorized parties may obtain and use information that we regard as proprietary.

We rely upon the laws of trade secrets and non-disclosure agreements and other contractual arrangements to protect our proprietary compounds, methods, processes, formulations and other information for which we are not seeking patent protection. We have taken security measures to protect our proprietary technologies, processes, information systems and data, and we continue to explore ways to further enhance security. However, despite these efforts to protect our proprietary rights, unauthorized parties may obtain and use information that we regard as proprietary. Employees, academic collaborators and consultants with whom we have entered confidentiality and/or non-disclosure agreements may improperly disclose our proprietary information. In addition, competitors may, through a variety of proper means, independently develop substantially the equivalent of our proprietary information and technologies, gain access to our trade secrets, or properly design around any of our patented technologies.

If physicians and patients do not accept our product candidates, they will not be commercially successful.

Even if regulatory authorities approve our product candidates, those products may not be commercially successful. Acceptance of and demand for our products will depend largely on the following:

•	Acceptance by physicians and patients of our products as safe and effective therapies;

•	Reimbursement of drug and treatment costs by third party payors;

•	Safety, effectiveness and pricing of alternative products; and

•	Prevalence and severity of side effects associated with our products.

In addition, to achieve broad market acceptance of our product candidates, in many cases we will need to develop, alone or with others, convenient methods for administering the products. INS37217 Intranasal is administered as a nasal spray. Some patients may find the spray difficult to administer. We intend that diquafosol for the treatment of dry eye disease will be applied from a vial containing a single day’s dosage of non-preserved medication. Patients may prefer to purchase preserved medication for multiple doses. We have not yet established a plan to develop a multi-dose formulation. Although our partner, Santen, is developing a multi-dose formulation for use in their licensed territories, a multi-dose formulation has not been developed by our other partner, Allergan, for use in the remainder of the world. INS37217 Ophthalmic is administered through an intravitreal injection. It may be beneficial to patients to a have a sustained delivery device. We have not yet established a plan for a sustained delivery device for certain indications such as for chronic use. Similar challenges exist in identifying and perfecting convenient methods of administration for our other product candidates.

If third party payors will not provide coverage or reimburse patients for any products we develop, our ability to derive revenues will suffer.

If government and health administration authorities, private health insurers and other third party payors do not provide adequate coverage and reimbursement levels for our products, the market acceptance of these products may be reduced. Reimbursement for newly approved health care products is uncertain. Third party payors, such as Medicare, are increasingly challenging the prices charged for medical products and services. Government and other third party payors are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new therapeutic products. In the United States, a number of legislative and regulatory proposals aimed at changing the health care system have been proposed in recent years. In addition, an increasing emphasis on managed care in the United States has and will continue to increase pressure on pharmaceutical pricing. While we cannot predict whether legislative or regulatory proposals will be adopted or what effect those proposals or managed care efforts, including those relating to Medicare payments, may have on our business, the announcement and/or adoption of such proposals or efforts to do so could increase our costs and reduce or eliminate profit margins. Third party insurance coverage may not be available to patients for any products we discover or develop. In various foreign markets, pricing or profitability of medical products is subject to government control.

Our operations involve a risk of injury from hazardous materials, which could be very expensive to us.

Our research and development activities involve the controlled use of hazardous materials and chemicals. We cannot completely eliminate the risk of accidental contamination or injury from these materials. If such an accident were to occur, we could be held liable for any damages that result and any such liability could exceed our resources. In addition, we are subject to laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The costs of compliance with these laws and regulations are substantial.

Our commercial insurance and umbrella policies include limited coverage designated for pollutant clean-up and removal and limited general liability coverage per occurrence and in the aggregate. The cost of these policies is significant and there can be no assurance that we will be able to maintain these policies or that coverage amounts will be sufficient to insure potential losses.

Use of our products may result in product liability claims for which we may not have adequate insurance coverage.

Clinical trials or manufacturing, marketing and sale of our potential products may expose us to liability claims from the use of those products. Although we carry clinical trial liability insurance and product liability insurance, we, or our collaborators, may not maintain sufficient insurance. If our insurance is insufficient, we do not have the financial resources to self-insure and it is unlikely that we will have these financial resources in the foreseeable future. If we are unable to protect against potential product liability claims adequately, we may find it difficult or impossible to continue to co-promote our products, or to commercialize the products we develop. If claims or losses exceed our liability insurance coverage, we may go out of business.

Our existing directors, executive officers and principal stockholders hold a substantial amount of our common stock and may be able to prevent other stockholders from influencing significant corporate decisions.

As of January 31, 2004, our directors, executive officers and current 5% stockholders and their affiliates beneficially own over 24% of our outstanding common stock. These stockholders, if they act together, may be able to direct the outcome of matters requiring approval of the stockholders, including the election of our directors and other corporate actions such as:

•	Our merger with or into another company;

•	A sale of substantially all of our assets; and

•	Amendments to our amended and restated certificate of incorporation.

The decisions of these stockholders may conflict with our interests or those of our other stockholders.

Future sales by stockholders into the public market may cause our stock price to decline.

Future sales of our common stock by current stockholders into the public market could cause the market price of our stock to fall. As of January 31, 2004, there were 31,872,922 shares of common stock outstanding. Of these outstanding shares of common stock, 12,075,000 shares were sold in public offerings and are freely tradable without restriction under the Securities Act of 1933 (the “Securities Act”), unless purchased by our “affiliates.” Up to 6,428,571 shares of our common stock are issued or issuable upon exercise of stock options that have been, or may be, issued pursuant to our stock option plan. These shares have been registered pursuant to a registration statement on Form S-8. The remaining shares of common stock outstanding are not registered under the Securities Act and may be resold in the public market only if registered or if there is an exemption from registration, such as Rule 144.

If some or all of such shares are sold into the public market over a short period of time, the value of all publicly traded shares is likely to decline, as the market may not be able to absorb those shares at then current market prices. Such sales may make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that our management deems acceptable, or at all.

Further, we may issue additional shares:

•	To employees, directors and consultants;

•	In connection with corporate alliances;

•	In connection with acquisitions; and

•	To raise capital.

As of January 31, 2004, there were outstanding options, which were exercisable to purchase 1,965,931 shares of our common stock, and outstanding warrants, which were exercisable to purchase 285,092 shares of our common stock. This amount combined with the total common stock outstanding at January 31, 2004 is 34,123,945 shares of common stock.

As a result of these factors, a substantial number of shares of our common stock could be sold in the public market at any time.

Our rights agreement, the anti-takeover provisions in our amended and restated certificate of incorporation and bylaws, and our right to issue preferred stock, may discourage a third party from making a take-over offer that could be beneficial to us and our stockholders and may make it difficult for stockholders to replace the board of directors and effect a change in our management if they desire to do so.

In October 2002, we entered into a Rights Agreement with Computershare Trust Company. The Rights Agreement could discourage, delay or prevent a person or group from acquiring 15% or more of our common stock. The Rights Agreement provides that if a person acquires 15% or more of our common stock without the approval of our board of directors, all other stockholders will have the right to purchase securities from us at a price that is less than its fair market value, which would substantially reduce the value of our common stock owned by the acquiring person. As a result, our board of directors has significant discretion to approve or disapprove a person’s efforts to acquire 15% or more of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions which could delay or prevent a third party from acquiring shares of our common stock or replacing members of our board of directors. Our amended and restated certificate of incorporation allows our board of directors to issue shares of preferred stock. The board can determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. As a result, our board of directors could make it difficult for a third party to acquire a majority of our outstanding voting stock. Since management is appointed by the board of directors, any inability to effect a change in the board may result in the entrenchment of management.

Our amended and restated certificate of incorporation also provides that the members of the board will be divided into three classes. Each year the terms of approximately one-third of the directors will expire. Our bylaws do not permit our stockholders to call a special meeting of stockholders. Under the bylaws, only our Chief Executive Officer, President, Chairman of the Board, Vice-Chairman of the Board, a majority of the board of directors, or the Secretary or any other officer upon the written request of one or more stockholders holding of record at least a majority of the outstanding shares of stock entitled to vote at such a meeting are able to call special meetings. The staggering of directors’ terms of office and the inability of stockholders to call a special meeting may make it difficult for stockholders to remove or replace the board of directors should they desire to do so. The bylaws also require that stockholders give advance notice to our Secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting. These provisions may delay or prevent changes of control or management, either by third parties or by stockholders seeking to change control or management.

We are also subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Under these provisions, if anyone becomes an “interested stockholder,” we may not enter a “business combination” with that person for three years without special approval, which could discourage a third party from making a take-over offer and could delay or prevent a change of control. For purposes of Section 203, “interested stockholder” means, generally, someone owning 15% or more of our outstanding voting stock or an affiliate of ours that owned 15% or more of our outstanding voting stock during the past three years, subject to certain exceptions as described in Section 203.

USE OF PROCEEDS

Inspire will not receive any proceeds from the sale of shares which may be sold pursuant to this reoffer prospectus for the respective accounts of the selling security holders. All such proceeds, net of brokerage commissions, if any, will be received by the selling security holders. See “Selling Security Holders” and “Plan of Distribution.”

SELLING SECURITY HOLDERS

This reoffer prospectus relates to shares of common stock to be offered by the selling security holders pursuant to stock options under the plan. The inclusion in the table of the individuals named therein shall not be deemed to be an admission that any such individuals are “affiliates” of Inspire.

The following is a list, as of March 20, 2004, of the selling security holders, the number of shares beneficially owned by such selling security holder and the number of shares to be offered hereunder by each selling security holder.

Name	Number of Shares Owned (1)	Number of Shares to be Offered (2)	Number of Shares Owned After Offering (3)	Percentage of Shares Owned After Offering
Mary B. Bennett (4)	63,983	115,000	5,000	*
Richard C. Boucher (5)	515,118	159,999	355,119	1.11%
Richard M. Evans (6)	98,465	136,213	1,200	*
Kip A. Frey (7)	13,333	40,000	0	*
Donald J. Kellerman (8)	139,710	181,356	300	*
Kenneth B. Lee, Jr. (9)	9,015	23,333	127	*
LMM Family Limited Partnership (10)	19,047	45,714	0	*
Gregory J. Mossinghoff (11)	242,211	385,319	0	*
Gary D. Novack (12)	31,107	46,667	790	*
William R. Ringo, Jr. (13)	9,999	30,833	0	*
Joseph K. Schachle (14)	21,758	97,000	150	*
Christy L. Shaffer (15)	502,224	678,483	14,299	*
Thomas R. Staab II (16)	12,500	68,000	0	*
W. Leigh Thompson (10)	19,047	45,714	0	*
Benjamin R. Yerxa (17)	161,608	212,598	0	*

*	Less than one percent.
(1)	Represents shares beneficially owned by the named individual, including shares that such person has the right to acquire within 60 days of March 20, 2004. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.
(2)	Includes all outstanding options to purchase shares of common stock granted to the named individuals under the Amended and Restated 1995 Stock Plan, as amended, whether or not vested or exercisable within 60 days of the date of this Reoffer Prospectus. Also includes all shares issued to such named individuals upon the exercise of options granted under the plan. All of such shares are being registered hereunder.
(3)	Does not constitute a commitment to sell any or all of the stated number of shares of common stock. The number of shares offered shall be determined from time to time by each selling security holder at his or her sole discretion.
(4)	Ms. Bennett joined us in February 2001 as our Vice President, Communications and was promoted to Senior Vice President, Operations and Communications in March 2003. Beneficial ownership includes 5,000 shares of common stock and 58,983 shares of common stock underlying stock options granted to Ms. Bennett which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 56,017 shares of common stock underlying stock options granted to Ms. Bennett which will not have vested within sixty days after March 20, 2004.

(5)	Dr. Boucher served as a director from March 1995 until June 2003 and has served as an Emeritus Board Observer since June 2003. Beneficial ownership includes 355,119 shares of common stock held directly by Dr. Boucher and 159,999 shares of common stock underlying stock options granted to Dr. Boucher which will have vested within sixty days after March 20, 2004.
(6)	Dr. Evans has served as our Vice President, Pharmaceutical Development since June 2000. Beneficial ownership includes 58,338 shares of common stock and 40,127 shares of common stock underlying stock options granted to Dr. Evans which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 38,946 shares of common stock underlying stock options granted to Dr. Evans which will not have vested within sixty days after March 20, 2004.
(7)	Mr. Frey has served as a director since June 2002. Beneficial ownership includes 13,333 shares of common stock underlying stock options that will have vested within sixty days after March 20, 2004. The number of shares owned does not include 26,667 shares of common stock underlying stock options granted to Mr. Frey which will not have vested within sixty days after March 20, 2004.
(8)	Dr. Kellerman has served as our Senior Vice President, Development since May 2000. Beneficial ownership includes 10,000 shares of common stock held directly, 300 shares of common stock held by Dr. Kellerman’s spouse and 129,410 shares of common stock underlying stock options granted to Dr. Kellerman which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 41,946 shares of common stock underlying stock options granted to Dr. Kellerman which will not have vested within sixty days after March 20, 2004.
(9)	Mr. Lee has served as a director since September 2003. Beneficial ownership includes 127 shares of common stock and 8,888 shares of common stock underlying stock options granted to Mr. Lee which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 14,445 shares of common stock underlying stock options granted to Mr. Lee which will not have vested within sixty days after March 20, 2004.
(10)	Beneficial ownership includes 19,047 shares of common stock underlying stock options that will have vested within sixty days after March 20, 2004. These options were granted to Dr. Thompson and subsequently transferred to the LMM Family Limited Partnership for which Dr. Thompson serves as a general partner. Dr. Thompson has served as a director since April 1996 and our Chairman since June 2002. The number of shares owned does not include 26,667 shares of common stock underlying stock options granted to Dr. Thompson and subsequently transferred to the LMM Family Limited Partnership for which Dr. Thompson serves as a general partner, which will not have vested within sixty days after March 20, 2004.
(11)	Mr. Mossinghoff has served as our President since June 2002 and as a director since June 2001. Before that, Mr. Mossinghoff served as our Senior Vice President and as our Chief Business Officer from December 1999 until June 2002. Mr. Mossinghoff has also served as our Secretary since October 1998, and as our Treasurer from March 2000 until May 2003. Includes 71,427 shares of common stock and 170,784 shares of common stock underlying stock options granted to Mr. Mossinghoff which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 143,108 shares of common stock underlying stock options granted to Mr. Mossinghoff which will not have vested within sixty days after March 20, 2004.
(12)	Dr. Novack has served as a director since January 2003. Beneficial ownership includes 6,425 shares of common stock held by Dr. Novack, 65 shares of common stock held by Dr. Novack’s daughter, 18,889 shares of common stock underlying stock options which will have vested within sixty days after March 20, 2004 and 5,728 shares of common stock underlying a warrant held by Dr. Novack. The number of shares owned does not include 27,778 shares of common stock underlying stock options granted to Dr. Novack which will not have vested within sixty days after March 20, 2004.

(13)	Mr. Ringo has served as a director since June 2003. Beneficial ownership includes 9,999 shares of common stock underlying stock options granted to Mr. Ringo which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 20,834 shares of common stock underlying stock options granted to Mr. Ringo which will not have vested within sixty days after March 20, 2004.
(14)	Mr. Schachle has served as Vice President, Marketing and Sales since January 2003 and was subsequently promoted to Senior Vice President, Marketing and Sales in January 2004. Prior to that, he served as Vice President, Marketing and Sales from April 2001 to April 2002. Beneficial ownership includes 150 shares of common stock and 21,608 shares of common stock underlying stock options granted to Mr. Schachle which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 75,392 shares of common stock underlying stock options granted to Mr. Schachle which will not have vested within sixty days after March 20, 2004.
(15)	Dr. Shaffer has served as Chief Executive Officer and as a director since January 1999. Includes 113,499 shares of common stock held by Dr. Shaffer, 800 shares of common stock held by her children and 387,925 shares of common stock underlying stock options granted to Dr. Shaffer which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 191,358 shares of common stock underlying stock options granted to Dr. Shaffer which will not have vested within sixty days after March 20, 2004.
(16)	Mr. Staab has served as Chief Financial Officer and Treasurer since May 2003. Beneficial ownership includes 12,500 shares of common stock underlying stock options granted to Mr. Staab which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 55,500 shares of common stock underlying stock options granted to Mr. Staab which will not have vested within sixty days after March 20, 2004.
(17)	Dr. Yerxa has served as our Senior Vice President, Discovery since May 2003 and previously served as our Vice President, Discovery from February 2000 until his promotion. Includes 28,125 shares of common stock and 133,483 shares of common stock underlying stock options granted to Dr. Yerxa which will have vested within sixty days after March 20, 2004. The number of shares owned does not include 50,990 shares of common stock underlying stock options granted to Dr. Yerxa which will not have vested within sixty days after March 20, 2004.

PLAN OF DISTRIBUTION

Shares offered hereby may be sold from time to time directly by or on behalf of the selling security holders in one or more transactions on the Nasdaq National Market or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of such methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at fixed prices (which may be changed) or at negotiated prices. The selling security holders may sell shares through one or more agents, brokers or dealers or directly to purchasers. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling security holders and/or purchasers of the shares or both (which compensation as to a particular broker or dealer may be in excess of customary commissions).

In connection with such sales, the selling security holders and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts and commissions under the Securities Act.

In order to comply with certain state securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from regulation or qualification is available and is complied with. Sales of shares must also be made by the selling security holders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling security holders may, at the same time, sell any shares of common stock owned by them in compliance with all of the requirements of Rule 144, regardless of whether such shares are covered by this reoffer prospectus. There can be no assurance that any of the selling security holders will sell any or all of the shares offered by them hereby.

Inspire will pay all expenses of the registration of the shares. Inspire has notified certain selling security holders of the need to deliver a copy of this reoffer prospectus in connection with any sale of the shares.

LEGAL MATTERS

The validity of the shares being offered hereby has been passed upon for Inspire by Reed Smith LLP.

EXPERTS

The financial statements incorporated in this Reoffer Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act with respect to the shares of common stock offered hereby. This reoffer prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto. You can find additional information regarding us and the common stock in the registration statement and the exhibits. Statements contained in this reoffer prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance where a copy of such contract or other document has been filed as an exhibit to the registration statement, reference is made to the copy so filed, each such statement being qualified in all respects by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, in accordance therewith, file reports and other information with the Commission. The registration statement, including exhibits, and the reports and other information filed by us can be inspected without charge at the public reference facilities maintained by the Commission at the Commission’s principal office at 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549. Copies of such material can be obtained from such offices at fees prescribed by the Commission. The public may obtain information on the operation of the Public Reference room by calling the Commission at 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of this site is http://www.sec.gov.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	The Annual Report on Form 10-K for the year ended December 31, 2003;

(b)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2003;

(c)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(d)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

We will provide without charge to any person including our beneficial owner, to whom this reoffer prospectus is delivered, upon written or oral request of such person, a copy of each document incorporated by reference in the registration statement (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into this reoffer prospectus). Requests should be directed to Gregory J. Mossinghoff, President and Secretary, 4222 Emperor Boulevard, Suite 200, Durham, North Carolina 27703-8466. Our telephone number is (919) 941-9777 and our World Wide Web site is located at www.inspirepharm.com. Information on the Web site is not incorporated by reference into this reoffer prospectus.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents, which have been filed by us with the Commission pursuant to the Securities Exchange Act of 1934, as amended, are incorporated by reference in this registration statement as of their respective dates:

(a)	The Annual Report on Form 10-K for the year ended December 31, 2003;

(b)	All other reports filed pursuant to Section 13 or 15(d) of the Exchange Act since December 31, 2003;

(c)	The Form 8-A/A filed on July 26, 2000 pursuant to Section 12(g) of the Exchange Act; and

(d)	The description of our common stock contained in the Registrant’s final prospectus filed on August 3, 2000 pursuant to Rule 424(b) of the Securities Act.

All documents filed by us pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and prior to the termination of the offering shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this reoffer prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.

ITEM 4. DESCRIPTION OF SECURITIES

Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL

Not applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, enables a corporation in its certificate of incorporation to limit the personal liability of its directors for violations of their fiduciary duty of care. Accordingly, Article Eighth of our amended and restated certificate of incorporation states that a director will not be personally liable to the company or to our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the elimination or limitation of liability is prohibited under the DGCL as in effect when such liability is determined. Subsection (b)(7) of Section 102 of the DGCL states that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended, then the liability of a director will be eliminated or limited to the fullest extent permitted by the amended DGCL.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification will be made, however, in respect to any claim, issue or matter as to which that person is adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which that action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, that person is fairly and reasonably entitled to indemnity for the expenses which the Court of Chancery or such other court deems proper.

Section 145 further provides that to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, that person will be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him; that the indemnification provided by Section 145 will not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the scope of indemnification extends to directors, officers, employees, or agents of a constituent corporation absorbed in a consolidation or merger and persons serving in that capacity at the request of the constituent corporation for another. The determination of whether indemnification is proper under the circumstances, unless made by a court, is determined by: (a) a majority of the disinterested members of the board of directors or board committee; (b) independent legal counsel (if a quorum of the disinterested members of the board of directors or board committee is not available or if the disinterested members of the board of directors or a board committee so direct); or (c) the stockholders.

Section 145 also empowers us to purchase and maintain insurance on behalf of our directors or officers against any liability asserted against them or incurred by them in any such capacity or arising out of their status as our directors or officers whether or not we would have the power to indemnify them against the liabilities under Section 145. We currently carry liability insurance for the benefit of our directors and officers, that provides coverage for any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act or any actual or alleged employment practices violation; with respect to the company, any actual or alleged breach of duty, neglect, error, misstatement, misleading statement, omission or act by the company, but solely in regard to a securities claim; written demand for monetary, non-monetary or injunctive relief; civil, criminal, administrative or regulatory proceedings; and civil, criminal, administrative or regulatory investigation of an insured person once such person is identified in writing and after the service of a subpoena. Under the policy, a securities claim means a claim alleging a violation of any federal, state, local or foreign regulation, rule or statute regulating securities. Securities claim does not include administrative or regulatory proceedings or investigations against the company unless a claim is continuously made against an insured person. Under the policy, an employment practices claim includes actual or alleged wrongful dismissal, discharge or termination of employment, harassment, discrimination, retaliation, employment related misrepresentation, employment related libel, slander, humiliation, defamation or invasion of privacy, wrongful failure to employ or promote, wrongful deprivation of career opportunity, wrongful demotion or negligent employee evaluation, and wrongful discipline. Among other exclusions, our current policy specifically excludes coverage for: pending and prior litigation, including any administrative or regulatory proceeding or investigation prior to January 23, 1998; profit or advantage not legally entitled to, deliberate criminal or fraudulent acts (subject to judgment or final adjudication establishing such act was committed); bodily injury or property damage claims, including libel, slander, defamation, emotional distress; violations of ERISA; indemnifiable pollution claims; outside directorship positions, except for non-profit entities upon specific written request; claims alleging failure or omission to effect or maintain adequate insurance; claims that are brought by or on behalf of the company or an insured person (such exclusion does not apply to: claims that are brought totally independent of the company or any director or officer; claims for contribution or indemnity; employment practices claims; claims brought in a bankruptcy proceeding; claims brought by former directors and officers after 4 years); and professional errors and omission exclusion, except for securities claims for mismanagement.

Article Ninth of our amended and restated certificate of incorporation requires that we indemnify, to the fullest extent permitted by the DGCL, each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was, or has agreed to become, a director or officer of Inspire, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom.

Any amendment or repeal of Article Ninth of our amended and restated certificate of incorporation shall not adversely affect any right or protection of a director or officer with respect to any act or omission of such director or officer occurring prior to such amendment or repeal.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED

Not applicable.

ITEM 8. EXHIBITS

Exhibit No.	Description of Exhibit
4.1	Amended and Restated 1995 Stock Plan, as amended (incorporated by reference to the Company’s proxy statement filed on April 18, 2002).

5.1	Opinion of Reed Smith LLP (incorporated by reference to Exhibit 5.1 to the Company’s initial Registration Statement on Form S-8 filed on February 28, 2001 and Exhibit 5.1 to the Company’s Post-Effective Amendment No. 1 to Form S-8, filed on December 23, 2002).

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Reed Smith LLP.

ITEM 9. UNDERTAKINGS

(a)	The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or 15(g) of the Exchange Act that are incorporated by reference to the Registration Statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlled precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Durham, North Carolina on this 30th day of March, 2004.

Inspire Pharmaceuticals, Inc.

By:	/s/ Christy L. Shaffer
Christy L. Shaffer
Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christy L. Shaffer and Gregory J. Mossinghoff, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

/s/ Christy L. Shaffer Christy L. Shaffer	Chief Executive Officer (principal executive officer) and Director	March 30, 2004

/s/ Gregory J. Mossinghoff Gregory J. Mossinghoff	President, Secretary and Director	March 30, 2004

/s/ Thomas R. Staab, II Thomas R. Staab, II	Chief Financial Officer and Treasurer (principal financial officer and principal accounting officer)	March 30, 2004

/s/ W. Leigh Thompson W. Leigh Thompson	Chairman of the Board	March 30, 2004

/s/ Kip A. Frey Kip A. Frey	Director	March 30, 2004

/s/ Kenneth B. Lee, Jr. Kenneth B. Lee, Jr.	Director	March 30, 2004

/s/ Gary D. Novack Gary D. Novack	Director	March 30, 2004

/s/ William R. Ringo, Jr. William R. Ringo, Jr.	Director	March 30, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
4.1	Amended and Restated 1995 Stock Plan, as amended (incorporated by reference to the Company’s proxy statement filed on April 18, 2002).

5.1	Opinion of Reed Smith LLP (incorporated by reference to Exhibit 5.1 to the Company’s initial Registration Statement on Form S-8 filed on February 28, 2001 and Exhibit 5.1 to the Company’s Post-Effective Amendment No. 1 to Form S-8, filed on December 23, 2002).

23.1	Consent of PricewaterhouseCoopers LLP, independent accountants.

23.2	Consent of Reed Smith LLP.